Exhibit 99.2

RECENT DEVELOPMENTS

The term “TotalEnergies” or the “Company” in this exhibit is used to designate TotalEnergies SE and the consolidated entities that are directly or indirectly controlled by TotalEnergies SE. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate and independent legal entities.

TotalEnergies announces the first interim dividend of €0.74/share for fiscal year 2023, an increase of more than 7% compared to 2022

The Board of Directors meeting on April 26, 2023 under the chairmanship of Mr. Patrick Pouyanné, Chairman and Chief Executive Officer, decided the distribution of a first interim dividend of 0.74 €/share for fiscal year 2023, an increase of 7.25% compared to the three interim dividends paid for fiscal year 2022 and identical to the final ordinary dividend for fiscal year 2022. This increase is in line with the shareholder return policy confirmed by the Board of Directors in February 2023.

This interim dividend will be paid in cash exclusively, according to the following timetable:

	Shareholders	ADS holders

Ex-dividend date	20 September 2023	15 September 2023

Payment date	2 October 2023	12 October 2023

Canada: TotalEnergies accepts an offer from Suncor for its oil sands assets

On April 27, 2023, TotalEnergies announced that it received several unsolicited offers among which an offer from Suncor Energy Inc. for the acquisition of the entirety of the shares of TotalEnergies EP Canada Ltd; this offer materialized over the last month.

Per the signed agreement, Suncor would acquire the entirety of the shares of TotalEnergies EP Canada Ltd for a consideration including a C$5.5 billion cash payment at closing (about US$4.1 billion) and additional payments that could reach a maximum of C$600 million (about US$450 million) under specific conditions.

This amount is comparable to the C$5 to 6 billion valuation at initial listing of the spin-off company had the spin-off project concluded, as estimated by TotalEnergies’ financial advisors.

The transaction is subject to the waiver of TotalEnergies EP Canada Ltd’s partners pre-emption rights and customary closing conditions, notably the required approval from public authorities. TotalEnergies and Suncor target closing by end 3rd quarter 2023.

Taking into account the future proceeds of this divestment, the Board of Directors has decided to allocate at least 40% of the cash flow (CFFO) generated by TotalEnergies in 2023 to its shareholders (at the high end of the 35-40% guidance announced in 2022), either through share buybacks or a special dividend distribution. The Board of Directors will make this decision upon transaction closing, after dialogue with shareholders.

India: Delivery of the First Cargo to the Dhamra LNG terminal

On April 17, 2023, TotalEnergies announced the delivery of one of the first liquefied natural gas (LNG) cargos to the Dhamra LNG terminal, located in the state of Odisha on the east coast of India and owned and operated by Adani Total Private Limited (ATPL), a 50-50 joint venture between TotalEnergies and Adani. This delivery enables the gradual commissioning of the terminal, which is expected to start commercial operations at the end of May 2023.

With regasification capacity of 5 million metric tons of LNG per year, the Dhamra LNG terminal is expected to add more than 10% to India’s regasification capacity, allowing it to increase the share of natural gas in its energy mix from 8% to 15% by 2030 to reduce its carbon intensity.

TotalEnergies’ Cray Valley Affiliate Sells Three Product Lines to Pacific Avenue Capital Partners

On April 11, 2023, TotalEnergies announced that it accepted an offer from Pacific Avenue Capital Partners for the acquisition of three product lines (Wingtack®, PolyBD® and Dymalink®) developed by Cray Valley, its resin production and sales affiliate. The transaction includes four production sites in the United States, the Cray Valley Italy affiliate and the portfolio of customers.

The transaction is expected to allow Cray Valley to focus on its global specialty C4 and pure-monomer resin businesses which TotalEnergies aims to continue developing. Production of the Ricon®, Krasol® and Cleartack® resins is expected to continue at Carling (France), in accordance with the commitments made when the site was restructured in 2013, Grand Junction (US) and Kralupy (Czech Republic).

Iraq: Agreement between Iraq and TotalEnergies

On April 5, 2023, TotalEnergies announced that while confirming all the terms of the Development & Production Contract signed in 2021, TotalEnergies and the Iraqi Government have, through exchanges in the past months, including in 4 occasions between Prime Minister Al-Sudani and Chairman & CEO Patrick Pouyanné, jointly defined the necessary conditions and mutual insurances to move forward with the Gas Growth Integrated Project (GGIP).

The Iraqi Government and TotalEnergies have agreed on a 30% stake for the Basrah Oil Company (BOC) in the GGIP. Furthermore, in agreement with the Iraqi Government, TotalEnergies has invited QatarEnergy to take a 25% stake in the GGIP.

The consortium will thus be composed of TotalEnergies (45%), Basrah Oil Company (30%) and QatarEnergy (25%).

TotalEnergies welcomes the continuity of the voice of the State of Iraq on this Development & Production Contract, which is a strong and positive signal for foreign investment in the country.

Signed in September 2021, the GGIP aims to enhance the development of Iraq’s natural resources to improve the country’s electricity supply.

According to these agreements, TotalEnergies and its partners are expected to invest approximately $10 billion (100% share):

•	to recover flared gas on three oil fields in order to supply gas to power generation plants,

•	to build a seawater treatment plant in order to provide water injection for pressure maintenance to increase regional oil production, as an alternative to the use of fresh water from rivers and aquifers.

Furthermore, TotalEnergies aims to develop a 1 GW solar power plant to supply electricity to the Basrah regional grid. In agreement with Iraqi authorities, TotalEnergies expects to invite the Saudi company ACWA Power to join this solar project.

Adani: TotalEnergies Publishes its Full Response to Le Monde French Newspaper

Contrary to Le Monde French newspaper’s assertion that TotalEnergies did not wish to respond to its questions, TotalEnergies published on March 23, 2023 the answers TotalEnergies gave to Le Monde in the context of the preparation of its article on the Adani Group.

1) Indian stock market regulations require that publicly listed companies have a float of at least 25%. According to Hindenburg Research, this rule was clearly not complied with in the case of Adani Gas, since TotalEnergies was only able to acquire 559 shares of Adani Gas when it wanted to acquire 277 million shares in 2019 via a public offer. This suggests that, at the time, there was not a float and that the capital was actually controlled by disguised Adani subsidiaries registered in Mauritius. Didn’t you find it odd that the offer was not taken up? Why didn’t you alert the stock market authorities?

The acquisition of a 37.4% interest in Adani Gas Limited (now Adani Total Gas Limited) was carried out in compliance with Indian stock market rules, notably as concerns price, through a primary and secondary offer. Following discussions with Adani, a public offer to buy shares was launched at a price similar to the one agreed upon with Adani, which was 10% below the market price. It is therefore not surprising that there was not much take up for the public offer. In addition, it should be noted that from one public offer to buy part of the shares of a company to another, free-float shareholders frequently hold onto their shares, thinking that they will rise in value as a result of the public offer and the arrival of a new heavyweight industrial investor.

2) In late 2022, the stock price of Adani Total Gas had risen twenty-fold since TotalEnergies’ became a shareholder. This rise was exceptional, even abnormal, given the sector’s performance over the same period, particularly for utilities. How do you explain this increase? Didn’t you ever suspect the price was being manipulated?

TotalEnergies invested in Adani Gas to develop our LNG sales in India, not to generate stock market gains. The share price trend was therefore never a consideration for TotalEnergies, and it had no impact on the strategy or financial performance of Adani Gas, since the company did not issue any new shares. That said, it should be noted, first, that the valuation of Indian energy companies follows its own logic, based on their growth potential and the limited investment opportunities in the Indian energy sector. It is therefore difficult to compare with the global utilities sector. Second, the Indian stock market authorities did not report any irregularities that could have alerted us.

3) Hindenburg Research accuses you of closing your eyes to these irregularities, or worse, being complicit. What do you say to them?

Hindenburg Research has not made any accusations against TotalEnergies, and we would appreciate your telling us what allows you to affirm that they have. As we indicated in our response to your first question, the acquisition of our 37.4% interest in Adani Gas Limited was carried out in compliance with Indian stock market regulations. TotalEnergies has not bought or sold Adani Total Gas Limited shares since this acquisition.

4) Why did you choose to invest in Adani when, in 2019 – the year you decided to invest in Adani Gas –, many specialists, quoted in numerous news articles, warned about the Group’s virtual bankruptcy and opaque financing in tax havens?

TotalEnergies did not invest in the Adani group but rather in three specific subsidiaries, including publicly-listed Adani Gas and Adani Green, that corresponded to TotalEnergies’ strategy to develop in gas and renewables. These two energies are experiencing strong growth in India as a result of the country’s desire to diversify its energy mix as part of its energy transition and policy to limit CO2 emissions. These two companies are backed by tangible, solid assets that generate stable, growing cash flow. They are able to meet their financial commitments. In addition, they make no use of tax havens in conducting their business.

Lastly, it should be noted that TotalEnergies’ investments in Adani’s entities were undertaken in full compliance with applicable – namely Indian – laws, and with TotalEnergies’ own internal governance processes. The due diligence, which was carried out to TotalEnergies’ satisfaction, was consistent with best practices, and all relevant material in the public domain was reviewed, including the detailed disclosures to regulators required under applicable laws.

5) Were you pressured in any way politically to invest in the Adani group rather than in another Indian company? Did you negotiate with anyone else before choosing Adani?

No, TotalEnergies was not pressured in any way. In 2017-2018, TotalEnergies reviewed several possible public and private partnerships in India, in light of the huge potential of the country’s energy market. In 2018, TotalEnergies decided to develop an industrial partnership with the Adani group given Adani’s skills, desire to grow in gas and renewables, and interest in partnering with an international company like ours.

6) Are the Adani group’s operations, notably in Australia, where a coal mine threatens the Great Barrier Reef, compatible with TotalEnergies’ environmental commitments?

TotalEnergies has no partnerships with Adani in coal, an energy from which TotalEnergies definitively exited in 2015. TotalEnergies’ partnership with Adani is limited to gas and renewables in India. This partnership has made it possible to accelerate investments in renewables and gas distribution in India, a country still heavily dependent on coal. It therefore fits in perfectly with our strategy of supporting our partners in their energy transition and in decarbonizing their energy mix.

7) How much value have your interests in the Adani group lost since Hindenburg Research released its report?

TotalEnergies’ investment in our interests stood at $3.1 billion at 31 December 2022, equivalent to 2.4% of the Company’s capital employed. Because these companies are accounted for by the equity method, TotalEnergies did not revalue its interests in publicly-listed ATGL and AGEL in its accounts in connection with the increase in the share price. That said, at the current price, these interests would be worth $5.1 billion, which is still a significant capital gain.

8) Does your 5.3 GW of installed renewable capacity in India at end-2022 correspond to 20% of Adani Green’s gross capacity (Adani Green is a subsidiary of Adani in which TotalEnergies holds a 20% interest)?

TotalEnergies’ renewable capacity in India also includes projects that Total Eren (in which TotalEnergies holds a 30% interest) is developing in partnership with EDF.

9) At end-2022, India accounted for 1 GW of TotalEnergies’ gross renewable capacity under construction. Is all this capacity linked to the Adani group? If so, is any of it compromised by the Adani group’s current difficulties?

Same as above. in addition, Adani Green’s renewable projects in production and under development in India are very solid; they are producing energy and generating revenue. There is therefore no reason to halt assets in production or projects under construction. Our investment in India is industrial, not financial.

10) At end-2022, India accounted for 4.5 GW of TotalEnergies’ gross renewable capacity under development. Is all this capacity linked to the Adani group? If so, is any of it compromised by the Adani group’s current difficulties?

TotalEnergies’ renewable capacity in India also includes projects that Total Eren (in which TotalEnergies holds a 30% interest) is developing in partnership with EDF. it is too early to say if the pace of Adani Green’s growth needs to be revised.

11) Why did you suspend your participation in the Adani project related to hydrogen? Have you evaluated the cost of a possible cancellation? What conditions have you set for making a decision on whether or not to withdraw from the project?

TotalEnergies announced that it wanted to acquire a 25% interest in Adani New industries Limited (ANiL) in June 2022. The agreement was not yet finalized. On February 8, 2023, TotalEnergies announced that it was pausing the transaction until an independent review ordered by the Adani group and an investigation by the Indian government released their findings. This was a logical decision of prudence. At this stage, TotalEnergies had recorded only very limited study-related expenses for this project.

12) For renewable energies, why do you talk about “gross capacity” rather than net? What criteria do you use to define a project as “in development” or “under construction”?

Generally speaking, we talk about gross capacity and net production, as is common practice in the energy industry.

That said, we also disclose the Company’s net renewable portfolio all countries combined, which comes to 45.5 GW (see below). in Adani Green’s case, we only account for 20% of the company’s gross capacity. So gross is equal to net.

TotalEnergies assigns its renewable projects to three categories, depending on their maturity:

•	Installed capacity is the most advanced stage. These projects have been commissioned and are operational.
•	Capacity under construction is the intermediate stage. These projects are under construction but don’t yet produce electricity.
•	Capacity under development refers to projects that have been identified and are part of the TotalEnergies portfolio, but that are not yet under construction. There may still be studies to complete or permits to be obtained.

13) Do the recent revelations about the Adani group impact your strategy in India in gas (notably LNG) and retailing (service stations)?

India has huge needs for reliable, affordable, low carbon energy. It remains a market full of opportunities. In particular, India is a promising market for LNG, and the Dhamra terminal will be commissioned in the coming months. We do not have any ambition in the service station sector in India.

Presentation Strategy, Sustainability & Climate, More energy, less emissions: TotalEnergies’ stays the course on its multi-energy strategy balancing profitable growth and sustainable development, and strengthens its emission reduction objectives

On March 21, 2023, to mark the publication of its Sustainability & Climate – 2023 Progress Report, TotalEnergies presented the progress of its transformation strategy and the update of its climate ambition in accordance with the commitment made by the Board of Directors at the Annual Shareholders’ Meeting of May 25, 2022.

In 2022, TotalEnergies was one of the most profitable majors...

Among the five super-majors, TotalEnergies was one of the most profitables in 2022, with a ROACE of more than 28%, allowing it to distribute 37.2% of the $47 billion of the cash flow it generated to its shareholders while reducing its gearing to 7% at year-end 2022, demonstrating the financial strength of the Company’s business model.

...while executing its transformation strategy to a multi-energy company and investing one of the most among the majors to build the energy system of tomorrow...

In oil, TotalEnergies continued to refocus its portfolio on low cost (operating plus investment cost lower than $20/boe) and low emission assets and projects, as evidenced by the entry into the Sépia and Atapu producing fields in Brazil which benefited immediately from high oil prices, and more recently on the SARB / Umm Lulu concession in Abu Dhabi. Thanks to this renewed portfolio, with no stranded assets, TotalEnergies now benefits from a more resilient and profitable oil portfolio.

In natural gas, energy of the transition, TotalEnergies strengthened its position as a major player in LNG with its entry into the NFE and NFS projects in Qatar and increased its sales by 15% in 2022 to reach 48 Mt, thanks to the strong call for LNG in Europe: TotalEnergies contributed significantly to the continent’s security of supply by covering more than 20% of Europe’s LNG needs.

In low-carbon energies, TotalEnergies invested $4 billion in 2022 and increased its gross installed electricity generation capacity to 21 GW by the end of 2022, including 17 GW of renewables, in line with its objective to reach 35 GW of renewable capacity in 2025. These investments also enable TotalEnergies to show more than 30% eligibility and alignment (in proportional view) in 2022 under the European taxonomy.

... and resolutely pursues the implementation of its climate roadmap

In 2022, TotalEnergies pursued its ambition to be a major player in the energy transition and to get to net zero by 2050, together with society. The realization of this ambition was marked again in 2022 by significant progress:

•	methane emissions from the Company’s operated facilities were reduced by 34% compared to the 2020 base year (compared to 23% in 2021);
•	the lifecycle carbon intensity of energy products sold to its customers decreased by 12% in 2022 compared to 2015 (compared to 10% in 2021);
•	emissions related to petroleum products used by its customers (Scope 3 Oil) decreased by 27% compared to 2015 (compared to 19% in 2021).

Given its LNG growth strategy and convinced by the central role of gas in the energy transition, TotalEnergies has estimated, for the first time, the GHG reduction that its LNG sales could account for by displacing coal and fuel oil for electricity generation, depending on customer and destination. As a consequence, TotalEnergies estimates that its LNG sales have helped to avoid about 70 Mt CO2e emissions at the global level.

In 2023, TotalEnergies strengthens its climate objectives and further accelerates investment in its transformation

Buoyed by its progress in 2022, TotalEnergies is strengthening its emission reduction objectives:

•	On its operated facilities, the Company has set a new absolute emissions target of less than 38 Mt CO2e (Scope 1+2) in 2025 versus 2015 (compared to < 40 Mt CO2e previously), thanks notably to a $1 billion global energy savings program for 2023-24.
•	TotalEnergies reinforces its objective of reducing the carbon intensity of the energy mix sold to its customers from -20% to -25% by 2030 compared to 2015, and to -15% from 2025 (compared to -10% previously).

•	The Company strengthens its objective of reducing Scope 3 Oil emissions from -30% to -40% in 2030 compared to 2015, and -30% from 2025.

As the Company’s ambition is also based on a clear and disciplined through-cycle investment policy, TotalEnergies has decided to increase the share of investments in low-carbon energies by $1 billion to $5 billion in 2023 from the total planned range of $16-18 billion. By 2030, TotalEnergies plans to invest $14 billion to $18 billion per year, depending on the cycle, of which a third aims to be in low-carbon energies, about 30% aims to be dedicated to the development of new oil and gas projects, and the remainder is expected to be devoted to maintenance of the hydrocarbon portfolio.

Consultative resolution to be submitted to the vote at the 2023 Shareholders’ Meeting

In accordance with the resolution approved by shareholders in May 2022 concerning TotalEnergies’ ambition with respect to sustainable development and energy transition toward carbon neutrality, the Board of Directors is expected to report on the progress made in implementing the ambition to the Shareholders’ Meeting. With this in mind, it intends to submit the Sustainability & Climate – 2023 Progress Report to a consultative vote of shareholders at the meeting of May 26, 2023.

Convening of the Annual Shareholders’ Meeting of May 26, 2023

The Board of Directors of TotalEnergies, met on March 15, 2023 under the chairmanship of Patrick Pouyanné, Chairman and Chief Executive Officer. It has decided to convene the Ordinary and Extraordinary Shareholders’ Meeting of the Company on Friday, May 26, 2023. The Notice of Meeting will be published soon in France’s BALO (Bulletin des Annonces Légales et Obligatoires) and will be available on the Company’s website. The Board of Directors also approved the documents that will be submitted to shareholders at the Annual Meeting, including the Management Report.

Company Governance

On the proposal of the Governance and Ethics Committee, the Board of Directors decided to propose to the Shareholders’ Meeting the renewal for a period of three years of the directorships of Mrs. Marie-Christine Coisne-Roquette and M. Mark Cutifani whose terms of office will expire at the end of the Shareholders’ Meeting.

In light of her seniority on the Board of Directors, Marie-Christine Coisne-Roquette will no longer be considered an Independent Director under the AFEP-MEDEF Code. Consequently, she will no longer be able to serve as Lead Independent Director. The Board of Directors has appointed M. Jacques Aschenbroich to succeed her as Lead Independent Director with effect from the end of the Shareholders’ Meeting.

The Board of Directors has decided to propose to the Shareholders’ Meeting the appointment of two new Independent Directors – M. Dierk Paskert and Mrs. Anelise Lara – to serve for a three-year term.

In order to support the Company’s transformation, the Board wished to welcome an additional Director with experience in electricity and renewables, and proposes the appointment as director of M. Dierk Paskert, a German national who until end-2022 was CEO of Encavis AG, a listed company involved in producing renewable electricity. M. Paskert has also held several positions at E.ON, a major German utility. M. Paskert has extensive experience in electricity and renewables that will be useful to support the Board of Directors as regards the Company’s transformation.

Mrs. Anelise Lara, a Brazilian national, has extensive experience in Oil & Gas and in Gas & Power that will be a useful addition to the Board’s existing range of expertise. In addition, her knowledge of Brazil is also valuable given the amount of capital committed by the Company in this country both in terms of hydrocarbons and renewable energies. She also helps diversity by helping young women to progress in their careers.

The Board of Directors also decided not to propose the renewal of the terms of office of Mrs. Patricia Barbizet and M. Jérôme Contamine. The Board of Directors thanks Mrs. Patricia Barbizet, former Lead Independent Director, for her exceptional contribution to the work of the Board and its Committees over the past 15 years. The Board also thanks M. Jérôme Contamine and acknowledges his contribution, particularly to the Audit Committee, of high-level financial expertise and experience in the Oil & Gas industry.

At the end of the Shareholder’s Meeting of May 26, 2023, if the proposed resolutions are approved, the Board of Directors will be composed of 14 members representing seven nationalities (versus five previously). The proportion of Independent Directors as defined by the AFEP-MEDEF code will stand at 82%, in line with best standards. The proportion of women and men will be 45% and 55% respectively.

The Board of Directors will also submit to the Shareholder’s Meeting for approval resolutions on the compensation of corporate officers, in particular that of its Chairman and Chief Executive Officer, whose compensation and performance share award for 2023 are proposed to be 10% higher than for 2022, equivalent to the average increase received by managers in the common social framework (“Socle social commun”) in France, resolutions on employee share ownership plans and performance share plans, a resolution proposing to suppress double voting rights as well as resolutions required for the exceptional distribution in kind of the subsidiary TotalEnergies EP Canada shares.

Energy transition of the Company toward carbon neutrality

In the context of the resolution approved by shareholders in May 2022 concerning TotalEnergies’ ambition for sustainable development and an energy transition towards carbon neutrality, the Board of Directors is expected to report to shareholders on the progress made in implementing this ambition. To this end, the Board of Directors approved the Company’s Sustainability & Climate - Progress Report 2023, which will be presented on March 21, 2023 and submitted to an advisory vote at the Shareholders’ Meeting on May 26, 2023. This report sets out the implementation of the strategy and the progress made in 2022 with regard to the 2030 objectives. It expands the Company’s sustainability and climate ambition, notably by specifying 2025 and 2030 targets for the main Climate indicators and by making some of them more ambitious.

In addition, to support the achievement of these objectives, the Board of Directors has proposed that the objective of reducing methane emissions from operated facilities be included among the criteria for awarding performance shares to the Chairman and Chief Executive Officer and to all of the Company’s executives. Since COP26 in Glasgow, methane emissions have been a priority for action by the signatory countries of the Paris Agreement, and the Company, whose energy growth strategy is based in particular on liquefied natural gas, has proposed an ambitious plan to reduce its operated methane emissions by 50% by 2025 compared to 2020 and by 80% by 2030, with a view to aiming for zero methane emissions.

Service Stations in Europe: TotalEnergies Partners with Alimentation Couche-Tard in Belgium and Luxembourg and Sells its Networks in Germany and the Netherlands

On March 16, 2023, TotalEnergies and Canadian convenience store leader Alimentation Couche-Tard (“Couche-Tard”) signed agreements covering TotalEnergies’ retail networks in four European countries. Under these agreements, TotalEnergies is expected to partner with Couche-Tard in Belgium and Luxembourg and sell its networks in Germany and the Netherlands to the Canadian firm:

•	In Belgium and Luxembourg, TotalEnergies and Couche-Tard aim to form a joint venture (TotalEnergies 40%, Couche-Tard 60%) that are expected to own and operate 619 service stations. TotalEnergies is a market leader in these two countries, and the objective of partnership with Couche-Tard is to accelerate the transformation of these assets by maximizing their non-fuel sales.
•	In Germany and the Netherlands, TotalEnergies intends to sell 100% of its networks to Couche-Tard, including 1,198 service stations in Germany and 392 in the Netherlands. The Company is not a market leader in these two countries, and the expertise of a convenience store retailer is crucial. TotalEnergies aims to focus instead on developing new mobilities (electric and hydrogen) in these countries.

The service stations in the four countries should remain under the TotalEnergies brand as long as the fuel is supplied by the Company, for at least five years, notably from its refineries in Antwerp (Belgium) and Leuna (Germany).

The planned transaction, based on an enterprise value of €3.1 billion (equivalent on a post-tax basis to more than 15 years of net cash flow), covers the service station networks and the B2B fuel card activities. TotalEnergies intends to retain its activities related to off-station electric vehicle charging (charging hubs), hydrogen retail and wholesale fuel business, as well as the AS 24 service station network for trucks.

A Transaction Aligned with Europe’s and TotalEnergies’ Net Zero Ambition

With its Green Deal and Fit for 55 legislative package, the European Union has taken practical steps toward achieving its ambition to become the first carbon-neutral continent. As part of this ambition, the European Parliament voted to end new sales of combustion-engine vehicles by 2035 to promote the development of zero-carbon vehicles. These major trends are prompting TotalEnergies to make decisions regarding the future of its retail networks in Europe, which will see their fuel-related revenues decline, while electric vehicles will charge more often at home and at work, and less often in service station.

This transaction is aligned with TotalEnergies’ strategy to become a multi-energy company and its ambition to get to Net Zero by 2050, together with society. In particular, TotalEnergies has set a target of reducing its petroleum product sales by 30% by 2030 so that its fuel sales and refining throughput do not exceed its oil production. Since 2015, TotalEnergies has divested its service station networks in Italy, Switzerland and the United Kingdom.

Conversely, this strategy is leading TotalEnergies to develop actively in new mobilities. In electric mobility, the Company is accelerating growth with a plan to deploy charging points on major roadways and in large cities in Europe. In hydrogen, TotalEnergies is notably developing a European network of hydrogen stations for trucks in partnership with Air Liquide.

TotalEnergies and Couche-Tard, a Forward-Looking, Win-Win Transaction

In this context, TotalEnergies has been looking at ways to develop non-fuel revenues in its retail business. Service stations are becoming service hubs with shops, car washes, food services and other convenience features, rather than just fuel outlets. For this reason, TotalEnergies decided to partner with Couche-Tard and capitalize on its recognized expertise in operating convenience stores in service stations.

Couche-Tard, founded in 1980, is a world leader in 24/7 convenience stores offering food services, a shop and a service station. Couche-Tard has more than 14,000 sales outlets in North America, Asia and Northern Europe and over 120,000 employees. With these agreements, Couche-Tard aims to provide its expertise to the TotalEnergies network and brand. During previous operations of this kind in Europe, Couche-Tard demonstrated its ability to integrate new teams and develop their skills.

This planned transaction is subject to the usual conditions, including the consultation processes of employee representatives and securing of the mandatory authorizations from competition authorities. TotalEnergies and Couche-Tard aim to close the transaction by the end of 2023.

Grandpuits Zero-Crude Platform: TotalEnergies and Paprec Develop One of the First French Value Chains for Advanced Recycling of Plastic Film

On March 15, 2023, TotalEnergies and Paprec, leader in plastic recycling in France, signed a long-term commercial agreement that aims to develop a French value chain for advanced recycling of plastic film wastes. The agreement is expected to secure the supply of TotalEnergies’ future advanced plastic recycling plant in Grandpuits.

Following the terms of this agreement, Citeo, the main organization in charge of end-of-life household packaging in France, aims to provide a stream of flexible plastic waste sorted from post-consumer packaging. This stream is expected to be delivered to the Paprec Plastiques 80 plant in Amiens (France). TotalEnergies is expected to use this French-origin waste in its advanced recycling plant at the Grandpuits zero-crude platform and intends to produce recycled plastics which have the same properties as food-grade virgin plastics.

The advanced recycling plant, built by TotalEnergies (60%) and Plastic Energy (40%), is expected to process 15,000 tons of waste per year and is scheduled to be operational in 2024.

Key Dates in Grandpuits’ Conversion:

•	September 2020: Announcement of the refinery’s conversion into a zero-crude platform.
•	February 2021: End of refining operations at the site.
•	July-December 2022: Gargenville and Grandpuits solar power plants commissioned.
•	September 2022: Partnership signed with Saria, lifting the site’s sustainable aviation fuel production capacity from 170,000 to 210,000 tons per year.
•	November 2022: Innovation by TotalEnergies and Air Liquide to produce and use renewable, low carbon hydrogen in the future biorefinery to make sustainable aviation fuel.
•	March 2023: Agreement with Paprec to develop one of the first French value chains for advanced recycling of plastic film waste.

Papua New Guinea: TotalEnergies launches integrated engineering studies for the Papua LNG project

On March 7, 2023, TotalEnergies, operator of the project, announced the launch of the fully integrated Front-End Engineering and Design (FEED) for the Papua LNG project.

Following pre-FEED studies, in order to maximize synergies and minimize the costs, Papua LNG partners have selected a concept including four electrical LNG trains (e-trains) with an estimated total capacity of 4 Mt/y. These trains are expected to be built within the existing liquefaction plant of PNG LNG in Caution Bay. Papua LNG has also secured the use of 2 Mt/y of additional liquefaction capacity in the existing trains of PNG LNG. By selecting e-trains and re-injecting the native CO2 produced into the reservoirs, Papua LNG demonstrates its commitment to the reduction of the carbon intensity of the project. The construction and operation of the electrical liquefaction trains are expected to be delegated to ExxonMobil, operator of the PNG LNG project since 2014.

In the framework of this integration between Papua LNG and PNG LNG, TotalEnergies is pleased to also announce the signature of a head of agreement with JX Nippon in the view to sell a 2% interest (post Kumul back-in right) in Papua LNG. JX Nippon is an affiliate of ENEOS and already holds a 4.7% interest in PNG LNG.

TotalEnergies holds 40.1% interest in Papua LNG, along with its joint venture partners ExxonMobil (37.1%) and Santos (22.8%). The State of Papua New Guinea may exercise a back-in right of up to 22.5% interest at the Final Investment Decision planned by end 2023-early 2024. Production start-up is scheduled four years later.

During the study phase and the construction of the project, TotalEnergies and its partners are working closely with an independent panel of experts, highly recognized for their contribution on environment and socio-economic development, to make this project best-in-class in terms of sustainability. These experts are supporting the development of the project and formulate recommendations. The Papua LNG project aims to build long-term constructive relationships with its stakeholders and providing benefits for the country.

Poland: TotalEnergies Invests in Renewable Energies with Biogas and Solar Projects

On March 6, 2023, TotalEnergies announced that it is developing its renewable activities in Poland by acquiring the country’s main biogas producer, Polska Grupa Biogazowa (PGB), and a 200-megawatt (MW) development pipeline of solar projects.

With 130 employees in nine Polish regions, PGB is mainly involved in generating renewable heat and power from biogas sourced from organic waste. It owns and operates 17 facilities in production and one under construction, for a total estimated power generation capacity of 166 GWh per year1. PGB’s portfolio also includes a development pipeline of 23 projects.

The acquisition of PGB raises TotalEnergies’ biogas production capacity to 1.1 TWh and gives the Company a leading position in the promising Polish market, estimated at close 100 terawatt-hours (TWh).

TotalEnergies is also entering the Polish solar market with the acquisition of six solar projects under development representing an estimated production capacity of 200 MW. Located in northern and western Poland, the first solar farms are expected to come on stream by 2025.

TotalEnergies acquires CEPSA’s upstream assets in Abu Dhabi

On March 1, 2023, TotalEnergies signed an agreement with CEPSA to acquire CEPSA’s upstream assets in the United Arab Emirates with an effective date of January 1, 2023. The assets to be acquired are:

•	a 20% participating interest in the Satah Al Razboot (SARB), Umm Lulu, Bin Nasher and Al Bateel (SARB and Umm Lulu) offshore concession. The SARB and Umm Lulu concession includes two major offshore fields. ADNOC holds a 60% interest in this concession, alongside OMV (20%). The concession is operated by ADNOC Offshore.
•	a 12.88% indirect interest in the Mubarraz concession held by Abu Dhabi Oil Company Ltd (ADOC), through the acquisition of 20% of Cosmo Abu Dhabi Energy Exploration & Production Co. Ltd (CEPAD), a company holding a 64.4% interest in ADOC. The Mubarraz concession is comprised of four producing offshore fields.

The Mubarraz transaction is subject to satisfaction of customary conditions precedent, including formalization of documentation and final approvals.

South Africa: TotalEnergies signs Renewable Power Purchase Agreements with Sasol and Air Liquide

On February 23, 2023, TotalEnergies signed Corporate Power Purchase Agreements (CPPA) with Sasol South Africa and Air Liquide Large Industries South Africa for the supply of 260 MW capacity of renewable electricity over 20 years.

TotalEnergies aims to develop a 120 MW solar plant and a 140 MW windfarm in the Northern Cape province to supply around 850 GWh of green electricity per year to the Sasol’s Secunda site, located 700 kilometers further North-East, where Air Liquide operates one of the biggest oxygen production sites in the world.

The two projects are expected to provide competitive and available renewable electricity to decarbonize Sasol and Air Liquide’s production. These agreements demonstrate TotalEnergies’ commitment to contributing to the evolution of the energy mix in South Africa. The projects will have a direct impact on the local community through job creations.

1 This represents nearly 0.4 TWh in biomethane equivalent (i.e., if the same installations produced biomethane, with the same inputs, and based on 1 MW = 20.5 GWh/year of biomethane equivalent).

The two projects are expected to be operational in 2025. The CPPAs with SASOL and Air Liquide were signed with a consortium of TotalEnergies Marketing South Africa2 (70%), its partner Mulilo (17%) and a to-be-announced B-BBEE partner (13%).

These projects are subject to regulatory approvals.

TotalEnergies and Corio join forces to develop offshore wind in Taiwan

On February 16, 2023, TotalEnergies and Corio Generation, two of the world’s leading offshore wind and renewable energy developers, signed a joint venture partnership to develop the Formosa 3 offshore windfarms in Taiwan. Under this agreement, Corio will remain the majority shareholder and lead developer with 50% plus 10 shares overall in project.

The announcement comes after Taiwan’s Bureau of Energy confirmed in late December 2022 that Formosa 3’s Haiding 2 windfarm had been successfully awarded 600 MW grid capacity following the first phase of Taiwan’s Round 3 auctions.

The Formosa 3 project comprises three proposed windfarms – Haiding 1, 2 and 3 – in Changhua county on the central-western coast of Taiwan. The project received Environmental Impact Assessment (EIA) approvals in 2018, with an EIA-approved capacity of around 2 GW.

The windfarm development is expected to contribute to Taiwan’s ambitious plans for the green energy transition and represents a multi-billion investment from the partners and project lenders up to the end of construction. Future investments are expected to be made in proportion to the partners’ project shareholdings.

This agreement is subject to the receipt of applicable regulatory approvals from relevant authorities.

FORWARD-LOOKING STATEMENTS

This document may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, notably with respect to the financial condition, results of operations, business activities and industrial strategy of TotalEnergies. This document may also contain statements regarding the perspectives, objectives, areas of improvement and goals of TotalEnergies, including with respect to climate change and carbon neutrality (net zero emissions). An ambition expresses an outcome desired by TotalEnergies, it being specified that the means to be deployed do not depend solely on TotalEnergies. These forward-looking statements may generally be identified by the use of the future or conditional tense or forward-looking words such as “envisions”, “intends”, “anticipates”, “believes”, “considers”, “plans”, “expects”, “thinks”, “targets”, “aims” or similar terminology. Such forward-looking statements included in this document are based on economic data, estimates and assumptions prepared in a given economic, competitive and regulatory environment and considered to be reasonable by the Group as of the date of this document.

These forward-looking statements are not historical data and should not be interpreted as assurances that the perspectives, objectives or goals announced will be achieved. They may prove to be inaccurate in the future, and may evolve or be modified with a significant difference between the actual results and those initially estimated, due to the uncertainties notably related to the economic, financial, competitive and regulatory environment, or due to the occurrence of risk factors, such as, notably, the price fluctuations in crude oil and natural gas, the evolution of the demand and price of petroleum products, the changes in production results and reserves estimates, the ability to achieve cost reductions and operating efficiencies without unduly disrupting business operations, changes in laws and regulations including those related to the environment and climate, currency fluctuations, as well as economic and political developments, changes in market conditions, loss of market share and changes in consumer preferences, or pandemics

2 TotalEnergies Marketing South Africa is a South African registered company of TotalEnergies (50.1%) and a number of South african BBBEE investors (49.9%).

such as the COVID-19 pandemic. Additionally, certain financial information is based on estimates particularly in the assessment of the recoverable value of assets and potential impairments of assets relating thereto.

Except for its ongoing obligations to disclose material information as required by applicable securities laws, TotalEnergies does not have any intention or obligation to update forward-looking statements after the distribution of this document, even if new information, future events or other circumstances have made them incorrect or misleading.

For additional factors, you should read the information set forth under “Item 3. -3.1 Risk Factors”, “Item 4. Information on the Company”, “Item 5. Operating and Financial Review and Prospects” and “Item 11. Quantitative and Qualitative Disclosures about Market Risk” in TotalEnergies’ Form 20-F for the year ended December 31, 2022.